
13003308



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
12/31/13

December 31, 2013

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 12-31-13

Bruce G. Leto
Stradley Ronon Stevens & Young, LLP
bleto@stradley.com

Re: Franklin Resources, Inc.

Dear Mr. Leto:

This is in regard to your letter dated December 31, 2013 concerning the shareholder proposal submitted by Zevin Asset Management, LLC on behalf of Ellen Sarkisian for inclusion in Franklin's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Franklin therefore withdraws its November 4, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Sonia Kowal
Zevin Asset Management, LLC
sonia@zevin.com

Law Offices

Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
215.564.8000

December 31, 2013

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Franklin Resources, Inc. — Withdrawal of Request for No-Action Ruling

Ladies and Gentlemen:

We serve as counsel to Franklin Resources, Inc., a Delaware corporation (the "*Company*"). The Company is in receipt of an e-mail dated December 30, 2013 from Sonia Kowal, Director of Socially Responsible Investing at Zevin Asset Management, LLC ("*ZAM*"), stating that ZAM had withdrawn its shareholder proposal (the "*Proposal*") originally submitted to be included with the proxy materials for the Company's 2014 Annual Meeting of Shareholders (the "*2014 Proxy Materials*"). The text of the e-mail is attached as Exhibit A. Accordingly, the Company hereby withdraws its request for a no-action ruling dated November 4, 2013 relating to the exclusion of the Proposal from the Company's 2014 Proxy Materials.

Thank you for your attention to this matter.

Sincerely,



Bruce G. Leto

Attachment: Exhibit A

cc: Sonia Kowal, Zevin Asset Management (Sonia@zevin.com)
Craig Tyle, Franklin Resources (Ctyle@frk.com)
Maria Gray, Franklin Resources (Mgray@frk.com)

EXHIBIT A
RELATED CORRESPONDENCE

From: Sonia Kowal [mailto:sonia@zevin.com]
Sent: Monday, December 30, 2013 9:25 AM
To: Gray, Maria; shareholderproposals@sec.gov
Subject: Zevin proposal at Franklin Resources

Dear Ms. Gray,

We remain disappointed that we could not find common ground with Franklin Resources on the issue of proxy voting detailed in our shareholder proposal. However upon further review of the legitimate points raised in the no-action request letter and understanding the SEC's onerous workload, we are withdrawing our proposal.

Regards,

Sonia Kowal

Sonia Kowal
Director of Socially Responsible Investing | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x308 | sonia@zevin.com
www.zevin.com

Law Offices

Stradley Ronon Stevens & Young, LLP

Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
215.564.8000

November 4, 2013

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Franklin Resources, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

We serve as counsel to Franklin Resources, Inc., a Delaware corporation (the "*Company*"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), we hereby notify the U.S. Securities and Exchange Commission (the "*Commission*") of the Company's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for the Company's 2014 Annual Meeting of Shareholders (the "*2014 Proxy Materials*"). "*Proposal*" refers to the proposal submitted by Zevin Asset Management ("*ZAM*") on behalf of its client, Ellen Sarkisian (Ms. Sarkisian and ZAM, collectively, the "*Proponent*"), which reads as follows:

> Shareholders request the Board to initiate a review of Franklin Resources' Proxy Voting policies and practices, taking into account Franklin Resources' own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented. The review should consider updating Franklin Resources' proxy voting policies. The results of the review, conducted at reasonable cost and excluding proprietary information, should be reported to investors by March 2015.

The Company asks that the staff of the Division of Corporate Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2014 Proxy Materials for the reasons set forth below.

The Company received the Proposal from ZAM on September 9, 2013. A copy of the Proposal, the supporting statement (the "*Supporting Statement*"), and related correspondence from ZAM is attached to this letter as Exhibit A.

A copy of this letter is being sent on this date to ZAM, informing it of the Company's intention to omit the Proposal from its 2014 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2014 Proxy Materials with the Commission.

BACKGROUND

The Company is a holding company for a global investment management organization known as Franklin Templeton Investments. It has an extensive global presence, including offices in 35 countries and clients in more than 150. Its common stock is listed on the New York Stock Exchange under the ticker symbol BEN and is included in the Standard & Poor's 500® Index. Its business is conducted through its subsidiaries, including investment advisers (the "*FTI Advisers*") that are registered with the Commission under the Investment Advisers Act of 1940, as amended (the "*Advisers Act*").

As global investment managers, the FTI Advisers are responsible for managing Clients' assets in light of potential risks and opportunities in the market and in light of the investment objectives, policies and restrictions specified by the Clients. A fundamental part of an investment adviser's role involves voting shares of companies in which its Clients invest (the "*Portfolio Companies*"). "*Clients*" refers to those investors or funds (including investment companies ("*Funds*") registered under the Investment Company Act of 1940, as amended (the "*1940 Act*")) to whom the FTI Advisers provide investment management services. The Funds are independent companies whose affairs are managed by a board of directors/trustees, a majority of whom are not affiliated with the Company or the FTI Advisers, and who have retained the FTI Advisers to provide investment management services pursuant to advisory contracts.

The Company itself is not a registered investment adviser, but rather a corporate holding company. As such, it does not manage assets for Clients, nor does it vote any proxies on their behalf, and accordingly does not maintain any proxy voting policies at the Company level. Those functions are all undertaken by the FTI Advisers, which maintain their own proxy voting policies that are administered by the Proxy Group within Franklin Templeton Companies, LLC ("*Proxy Group*"), an affiliate and wholly owned subsidiary of the Company.

REASONS FOR EXCLUSION

The Proposal may be omitted from the 2014 Proxy Materials because:

(I) if implemented, the Proposal would require the Company to take actions that the Company lacks the power or authority to do because the Company has no proxy voting policies, and therefore may be excluded under Rule 14a-8(i)(6);

(II) the Company and its Board (the "*Board*") lack legal power and authority in implementing the Proposal to alter the advisory contracts between the FTI Advisers and their Clients, and the Proposal therefore may be excluded under Rule 14a-8(i)(6);

(III) the Company and its Board lack legal power and authority, and would violate federal law, in implementing the Proposal in violation of the FTI Advisers' legal and fiduciary duties to their Clients, and the Proposal therefore may be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(6);

(IV) the Proposal deals with matters relating to the FTI Advisers' ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7);

(V) to the extent that aspects of the Proposal are legally permissible, those aspects of the Proposal have been substantially implemented by the Company, and the Proposal therefore may be excluded under Rule 14a-8(i)(10); and

(VI) the Proposal contains false and misleading statements, and therefore may be excluded under Rule 14a-8(i)(3) and Rule 14a-9.

Each of these bases for exclusion is described in greater detail below.

I. If implemented, the Proposal would require the Company to take actions that the Company lacks the power or authority to do because the Company has no proxy voting policies, and therefore may be excluded under Rule 14a-8(i)(6)

The Company may exclude the Proposal under Rule 14a-8(i)(6) because it lacks the power and authority to undertake the actions requested in the Proposal because the Company has no proxy voting policies for the Board to review and revise.

The Proposal is directed to "Franklin Resources' Proxy Voting policies." The Company has no proxy voting policies, however, because as a holding company it has no clients and votes no proxies on their behalf. The public filings of the Company, the FTI Advisers and the Funds all make clear that the Company is merely a holding company. For example, under Item 1 of the Company's 2012 Form 10-K, the Company clearly states: "Our business is conducted through our subsidiaries, including those registered with the United States Securities and Exchange Commission (the "SEC") as investment advisers under the Investment Advisers Act of 1940, as amended (the "Advisers Act") . . . " Neither the Company nor its Board can conduct a review of proxy voting policies that the Company does not have, and the Company and the Board therefore lack the power to conduct the review advocated by the Proponent.

The Proponent bears the burden of submitting a Proposal that is executable by the Company and its Board. While it is true under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal," it is equally true that under Rule 14a-8(a), a shareholder proponent is required to "state as clearly as possible the course of action that you believe the company should follow." If the requirement in Rule 14a-8(a) is to have any meaning, it should permit the Company to exclude the Proposal under Rule 14a-8(i)(6), as it has no power or authority to review policies that it does not have.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(6) because the Company has no proxy voting policies for the Board to review and revise.

II. The Company and its Board lack legal power and authority in implementing the Proposal to alter the advisory contracts between the FTI Advisers and their Clients, and the Proposal may therefore be excluded under Rule 14a-8(i)(6)

Assuming for the sake of argument that the Proposal should be interpreted as applying to the proxy voting policies of the FTI Advisers,[1] the Proposal seeks to alter the investment advisory contracts between the FTI Advisers and their Clients, including the Funds. The Proposal requests that the Board's review take into account "Franklin Resources' own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented," and based on this review should consider "updating Franklin Resources' proxy voting policies." The proxies at issue, however, ultimately belong to the FTI Advisers' Clients, who have contractually retained the FTI Advisers to manage their assets, and who have contractually delegated their proxy voting authority to the FTI Advisers, based in part on the FTI Advisers' publicly disclosed proxy voting policies. The Company is not a party to those contracts, and the FTI Advisers may require Client consent to impose these new terms. Accordingly, neither the Company, its stockholders nor its Board have the power or authority to impose the Proposal's proxy voting criteria on a Client's contractual delegation of proxy voting authority to the FTI Advisers, and therefore the Proposal may be excluded under Rule 14a-8(i)(6).

As discussed in more detail in Section III below, investment advisers are fiduciaries in part because they manage assets that belong to other people – in the present case, the securities of Portfolio Companies belonging to FTI Advisers' Clients, including the Funds. Accordingly, investment advisers that have authority to vote client securities are required to disclose the policies by which client securities will be voted:

> If you [*i.e.*, the investment adviser] have, or will accept, authority to vote client securities, briefly describe your voting policies and procedures, including those adopted pursuant to SEC rule 206(4)-6. Describe whether (and, if so, how) your clients can direct your vote in a particular solicitation. Describe how you address conflicts of interest between you and your clients with respect to voting their securities. Describe how clients may obtain information from you about how you voted their securities. Explain to clients that they may obtain a copy of your proxy voting policies and procedures upon request. *Item 17(A) of Form ADV, Part II*

These disclosures are required to be provided to the investment adviser's clients when entering into an advisory contract and updated amendments must be provided to clients annually thereafter. *See Advisers Act Rule 204-3.*

Similarly, if registered investment companies have delegated proxy voting authority to their investment advisers, they are required to describe those proxy voting policies. For example, an open-end investment company is required to describe in its Statement of Additional Information

---

[1] As discussed in Section I above, the Proposal is directed to the Company, which does not vote proxies for Clients and maintains no proxy voting policies. Sections II through V assume for the sake of argument that the Proposal pertains to the proxy voting policies of the FTI Advisers. Section VI also addresses why this discrepancy gives rise to false and misleading statements, which should also be a basis for exclusion.

("*SAI*") "any policies and procedures of the Fund's investment adviser . . . that the Fund uses, or that are used on the Fund's behalf, to determine how to vote proxies relating to portfolio securities." *Form N-1A, Item 17(f)*.

In accordance with these requirements, the FTI Advisers describe their proxy voting policies in Part II of their Form ADVs. Similarly, the FTI Advisers' proxy voting policies for the open-end Funds are summarized in the SAI of each Fund's registration statement under the 1940 Act (each, a "*Registration Statement*"). Moreover, the boards of directors/trustees of the Funds annually review and approve the FTI Advisers' proxy voting policies, and any material changes to those policies are also required to be reported to the boards annually by the Funds' chief compliance officer. *See 1940 Act Rule 38a-1(a)(3) and (a)(4)(iii)(A)*. These legal disclosure and approval requirements evidence the Commission's recognition of the role of proxy voting in the contractual relationship between client and adviser.

The legal right to vote securities of Portfolio Companies resides in the first instance with the Clients as owners of those securities, who contractually delegate proxy voting authority to the FTI Advisers under their advisory contracts. *See, e.g., Adviser Proxy Voting Release* at n. 10 (Rule 206(4)-6 applies even when the advisory contract is silent but the adviser's voting authority is implied by an overall delegation of discretionary authority). The FTI Advisers' proxy voting policies thus constitute an integral part of the investment management services that the FTI Advisers provide to their Clients under their advisory contracts, and are the basis upon which Clients (including the Funds and their boards) contractually agree to delegate proxy voting authority to the FTI Advisers. Any Client may direct its FTI Adviser to vote proxies of Portfolio Companies in accordance with any criteria it chooses, including how to vote on environmental, social and governance ("*ESG*") shareholder proposals. In the absence of specific direction from their Clients, however, the FTI Advisers and their Clients are entitled to contractually rely on the FTI Advisers to vote the proxies of Portfolio Companies solely in accordance with the FTI Advisers' disclosed proxy voting policies.

The Proposal seeks to override the contractual relationship between the FTI Advisers and their Clients by substituting the Proposal's proxy voting criteria for those that were effectively selected and approved by the Clients in contracting with the FTI Advisers. The Clients, after all, only delegated proxy voting authority to the FTI Advisers, not to the Company, and certainly not to the Company's stockholders. If implemented, the Proposal would require the FTI Advisers to "update" their proxy voting policies in accordance with the Proposal's criteria for review: "Franklin Resources' own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented." As discussed in more detail in Sections III and IV below, this standard is considerably different from the current policy whereby the FTI Advisers' vote proxies solely in the best interests of their Clients.

The Company is not a party to the investment advisory contracts between the FTI Advisers and their Clients, and therefore the Company has no legal power or authority to unilaterally alter the terms of those contracts. Moreover, substituting the Proposal's proxy voting criteria for the FTI Advisers' current proxy voting policies might so alter the reasonable expectations under which Clients originally delegated proxy voting authority to the FTI Advisers that it could be deemed to constitute a material amendment of the advisory contracts. *See, e.g., Franklin Templeton Group of Funds* (July 23, 1997) (any material change in an advisory agreement creates a new contract that must be approved in accordance with section 15(a) [of the 1940 Act]). If so, neither the Company, its stockholders nor its Board have the legal power or authority to require the FTI Advisers to unilaterally alter the terms of those advisory contracts without Client consent. *See, e.g., Adams Express Co.* (Jan. 26, 2011) ("*Adams Express*") (Staff permitted exclusion of a proposal directing the board of a closed-end fund to liquidate, merge or open-end the fund without a shareholder vote).

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(6) because the Company and its Board lack legal power and authority to alter the advisory contracts between the FTI Advisers and their Clients.

III. The Company and its Board lack legal power and authority, and would violate federal law, in implementing the Proposal in violation of the FTI Advisers' legal and fiduciary duties to their Clients, and the Proposal may therefore be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(6)

Rule 14a-8(i)(2) permits a registrant to omit a proposal from its proxy materials if implementation of the proposal would cause the registrant to violate federal law. A proposal may also be excluded under Rule 14a-8(i)(6) if the company would lack the power or authority to implement the proposal. Because the Proposal would cause the FTI Advisers to violate federal law, the Company does not have the legal power or authority to impose the requirements of the Proposal on the FTI Advisers, and the FTI Advisers do not have the legal power or authority to violate federal law even if directed to do so by the Company. As such, the Proposal may be excluded under Rule 14a-8(i)(2) for violation of law as well as Rule 14a-8(i)(6) for lack of power or authority.

The FTI Advisers' investment management operations are subject to the Advisers Act. Section 206 of the Advisers Act, as interpreted by the U.S. Supreme Court in *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 191 (1963) ("*Capital Gains*"), imposes a fiduciary duty on investment advisers. Citing *Capital Gains*, in connection with the adoption of Rule 206(4)-6 under the Advisers Act relating to investment advisers' proxy voting obligations to their clients, the Commission stated that "an adviser is a fiduciary that owes each of its clients duties of care and loyalty with respect to all services undertaken on the client's behalf, including proxy voting." *See Proxy Voting By Investment Advisers, Investment Advisers Act Release IA-2106* (Jan. 31, 2003) (the "*Adviser Proxy Voting Release*"). In the *Adviser Proxy Voting Release*, the Commission further stated:

> The duty of care requires an adviser with proxy voting authority to monitor corporate events and to vote the proxies. To satisfy its duty of loyalty, the adviser must cast the proxy votes in a manner consistent with the best interest of its client and must not subrogate client interests to its own.

In advising pension funds and similar entities, the FTI Advisers are also subject to the legal obligations imposed on investment advisers under Title I of the Employee Retirement Income Security Act ("*ERISA*"). With respect to proxy voting, the Department of Labor has given the following guidance:

> The fiduciary duties described at ERISA Sec. 404(a)(1)(A) and (B), require that, in voting proxies, regardless of whether the vote is made pursuant to a statement of investment policy, the responsible fiduciary shall consider only those factors that relate to the economic value of the plan's investment and shall not subordinate the interests of the participants and beneficiaries in their retirement income to unrelated objectives. Votes shall only be cast in accordance with a plan's economic interests. *Interpretive Bulletin Relating to Exercise of Shareholder Rights* (Oct. 17, 2008), 29 C.F.R. pt. 2509.

Rule 206(4)-6(a) under the Advisers Act requires an investment adviser to "[a]dopt and implement written policies and procedures that are reasonably designed to ensure that [the adviser] vote[s] client securities in the best interest of clients, which procedures must include how [the adviser addresses] material conflicts that may arise between your interests and those of your clients." According to the *Adviser Proxy Voting Release*, the Rule was expressly designed "to prevent material conflicts of interest from affecting the manner in which advisers vote clients' proxies." As stated in the *Adviser Proxy Voting Release*:

> An adviser's policies and procedures under the rule must also address how the adviser resolves material conflicts of interest with its clients. . . . Clearly, an adviser's policy of disclosing the conflict to clients and obtaining their consents before voting satisfies the requirements of the rule and, when implemented, fulfills the adviser's fiduciary obligations under the Advisers Act. In the absence of client disclosure and consent, we believe that an adviser that has a material conflict of interest with its clients must take other steps designed to ensure, and must be able to demonstrate that those steps resulted in, a decision to vote the proxies that was based on the clients' best interest and was not the product of the conflict.

In compliance with this requirement, the FTI Advisers have adopted proxy voting policies that address conflicts of interest, as summarized in each Fund's Registration Statement:

> As a matter of policy, the officers, directors/trustees and employees of the investment manager and the Proxy Group will not be influenced by outside sources whose interests conflict with the interests of the Fund and its shareholders. Efforts are made to resolve <u>all</u> conflicts in the best interests of the investment manager's clients.

The "outside sources" referenced in these policies would of course include the Company, the Company's Board and the Company's stockholders (including the Proponent), whose interests are not permitted to influence the FTI Advisers' proxy voting in the best interests of their Clients. Yet the Proposal, if implemented, would require the FTI Advisers to "[take] into account Franklin Resources' own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented." The Proposal would further require that the Board "update" the FTI Advisers' proxy voting policies (and, by extension, the actual voting of proxies of their Clients' Portfolio Companies) in accordance with the Board's review based on these standards. In so doing, the FTI Advisers proxy voting would become subject to the influences of outside sources, in violation of their own policy.

The Company's corporate responsibility and environmental positions, however, are not necessarily appropriate and lawful considerations for the FTI Advisers in voting proxies of Portfolio Companies to the extent that they conflict with the FTI Advisers' fiduciary duty to act in the best interests of their Clients. Accordingly, if the Company's Board were to impose the findings of its review on the FTI Advisers' proxy voting policies, as the Proposal urges, the FTI Advisers would be conflicted between the direction of the Board of their corporate parent, on the one hand, to vote proxies in accordance with the standards set forth in the Proposal, and on the other hand, the FTI Advisers' clear and overriding legal and fiduciary obligations to vote proxies in the sole best interests of their Clients. This would subject the FTI Advisers to precisely those conflicts of interest that their proxy voting policies and Rule 206(4)-6 were designed to prevent, and in following the dictates of the Proposal, cause the FTI Advisers to violate their fiduciary duty to their Clients, and thus violate the Advisers Act.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(2), because implementation of the Proposal would cause the FTI Advisers to violate their fiduciary duty, and thus violate federal law. *See Adams Express* (Proposal directing the board of a closed-end fund to liquidate, merge or open-end the fund without a shareholder vote may be excluded, in part, on the basis of violation of law). Moreover, neither the Board nor the Company has the legal power or authority to cause the FTI Advisers to violate applicable law. Even if the Board were to attempt to do so, the FTI Advisers would be legally required to disregard it. Because neither the Board, the Company, nor the Proponent have the legal power or authority to impose proxy voting policies and procedures on the FTI Advisers that are inconsistent with Rule 206(4)-6 of the Advisers Act and the FTI Advisers' legal and fiduciary obligations to their Clients, the Proposal may be excluded under Rule 14a-8(i)(6).

IV. The Proposal deals with matters relating to the FTI Adviser's ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a registrant to omit a proposal from its proxy materials if the proposal deals with a matter relating to the registrant's ordinary business operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release 34-40018* (May 21, 1998) (the "*1998 Release*").

The *1998 Release* stated that the determination as to whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. The *1998 Release* describes two central considerations underlying the ordinary business exclusion. The first consideration is whether the subject matter of a proposal relates to certain tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is whether a proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal may be omitted from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because it requires an assessment of the proxy voting policies of the FTI Advisers, the exercise of which are part of the ordinary business by which the FTI Advisers manage the financial services products that the FTI Advisers offer, and which involve complicated economic and fiduciary considerations. In particular, as will be shown in greater detail below, the Proposal is excludable under established Staff positions because the Proposal (A) relates to the FTI Advisers' day-to-day management their Clients' accounts, (B) seeks to micro-manage the FTI Advisers, and (C) requires the preparation and issuance of a report on the foregoing ordinary business matters. *See State Street Corp.* (Feb. 24, 2009) ("*State Street*") (Staff permitted exclusion of a proposal identical to the Proposal based on the ordinary business exclusion).

A. The Proposal Relates to the FTI Advisers' Day-to-Day Management of their Clients' Accounts

The Proposal may be omitted from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the underlying subject matter of the Proposal – that is, proxy voting – is part of the core ordinary business of the FTI Advisers. The FTI Advisers' proxy voting policies and practices are part of the advisory services that the FTI Advisers offer to their Clients. Moreover, the FTI Advisers routinely assess the influence of their proxy voting on the business operations and economic values of the Portfolio Companies as part of their fiduciary obligation to advance the interests of their Clients. To paraphrase the *1998 Release*, proxy voting is so fundamental to the FTI Advisers' ability to perform their fiduciary obligations to Clients on a day-to-day basis that they could not, as a practical matter, be subject to direct oversight by the Company's stockholders.

The general rule articulated by the Commission in its 1976 Release (*Exchange Act Release 34-12999* (Nov. 22, 1976)), and reiterated by the Commission in the *1998 Release*, is that registrants may exclude shareholder proposals that relate to "ordinary business" matters, subject to an exception for proposals that raise "significant social policy issues." The Staff addressed the social policy exception in 2009, clarifying in what circumstances shareholder proposals that raise significant social policy issues may be properly excluded. Specifically, in Section B of *Staff Legal Bulletin No. 14E* (Oct. 27, 2009) (the "*SLB*"), the Staff stated:

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7). In determining whether the subject matter raises significant policy issues and has a sufficient nexus to the company, as described above, we will apply the same standards that we apply to other types of proposals under Rule 14a-8(i)(7).

Under the SLB, therefore, where the underlying subject matter of a shareholder proposal involves an ordinary business matter to the company, the shareholder proposal may be excluded from a registrant's proxy materials, even though it involves environmental matters or other significant policy issues. Accordingly, not every significant social policy issue takes management functions out of the ordinary business exclusion. *See College Retirement Equities Fund* (May 6, 2011) at n. 13 ("*CREF 2011*") (permitting exclusion of a social policy proposal where an investment company argued that investing assets in accordance with its investment objectives was a core management function).

Far from transcending day-to-day operations, voting proxies in the sole best interest of Clients is unquestionably part of the core business operations of the FTI Advisers. As the Commission stated in the *Adviser Proxy Voting Release*, an investment advisers' fiduciary duty under the Advisers Act requires it to monitor corporate events and vote proxies consistent with the best interests of its clients. To that end, the FTI Advisers' existing proxy voting policy for the Funds, as summarized in each Fund's Registration Statement, states that the FTI Advisers vote proxies "solely in the best interests of the Fund and its shareholders." With respect to ESG issues, each Registration Statement discloses that the FTI Advisers "will generally give management discretion with regard to social, environmental and ethical issues, although the investment manager may vote in favor of those [proposals] that are believed to have significant economic benefits or implications for the Fund and its shareholders." Moreover, "[e]ach issue . . . is considered on its own merits, and the investment manager will not support the position of the company's management in any situation where it deems that the ratification of management's position would adversely affect the investment merits of owning that company's shares." The FTI Advisers thus make proxy voting determinations on behalf of their Clients based on the effect of their vote on the value of Portfolio Company securities. These proxy voting determinations are a core part of the FTI Advisers' day-to-day management of their Clients' assets.

Just as "the ordinary business operations of an investment company include buying and selling portfolio securities," justifying the exclusion of a social policy proposal in *CREF 2011*, so too does the ordinary business operations of an investment adviser include voting proxies. We therefore believe that the analysis in *State Street* under Rule 14a-8(i)(7), which addressed a proposal identical to the Proposal, continues to be applicable despite the change in the standard of review from *Staff Legal Bulletin No. 14C* (June 28, 2005) ("*SLB 14C*") to the current SLB. Under both modes of review, an investment adviser's fiduciary duty to vote proxies of portfolio securities in the best interest of its clients is inextricably part of its ordinary business operations. Indeed, the current standard under the SLB – "in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable" – leads much more directly to a justification for exclusion than the standard of review used in *State Street* under SLB 14C. We believe that the Proposal is readily distinguishable from the circumstances at issue in *PNC Financial Services Group* (Feb. 13, 2013) ("*PNC*") because, unlike the FTI Advisers, PNC was not subject to a legal and fiduciary obligation to act in the best interests of its clients in its lending, investing and financing activities.

Based on the forgoing, therefore, the Proposal may be omitted from the 2014 Proxy Materials under the "ordinary business" rationale of Rule 14a-8(i)(7) as interpreted under the SLB because it relates to the FTI Advisers' day-to-day management their Clients' accounts

B. The Proposal Seeks to Micro-Manage the FTI Advisers

The Proposal may also be omitted from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal seeks to "micro-manage" the Company. One of the primary underlying policies of the ordinary business exclusion, as described in the *1998 Release*, is to vest management with sole authority to address matters that are so complex that shareholders would not be in a position to make an informed judgment. In the *1998 Release*, the Commission indicated that the micro-management consideration may be implicated where the proposal involves "intricate detail" or "methods for implementing complex policies," recognizing that factors such as the circumstances of the registrant should also be taken into account.

The FTI Advisers' management of investments in the Portfolio Companies generally, and their exercise of proxy voting authority on behalf of Clients specifically, involve complex decision making. In their role as investment managers, the FTI Advisers employ a variety of strategies to maximize Client returns, taking into account the Funds' investment objectives and policies, and the risk profiles and investment guidelines of their Clients, as well as the diverse business issues facing specific Portfolio Companies and industries and the economy as a whole. Proxy voting is but one part of the overall implementation of these complex investment strategies. As such, it would not be meaningful to evaluate the FTI Advisers' proxy voting policies in isolation from the FTI Advisers' overall investment strategies. Rather, the integration of proxy voting into the FTI Advisers' overall strategies would involve a level of "intricate detail" and "methods for implementing complex policies" that does not lend itself to shareholder oversight, as the Commission referenced as a basis for exclusion in the *1998 Release.*

The Proposal is identical to the proposal at issue in *State Street*, which likewise sought to require a parent company's board to delve into its investment adviser subsidiary's proxy voting policies and urged them to revise those policies in light of criteria imposed by the shareholder proponent. Based in part on the parent company's argument that the shareholder proposal sought to micro-manage the subsidiary adviser's proxy voting policies, the Staff concluded in *State Street* that there was a basis for exclusion of the proposal under Rule 14a-8(i)(7). *See also, Bank of America Corp.* (Feb. 27, 2008) (Staff permitted exclusion under the ordinary business exception of a proposal that would have permitted stockholders to police Bank of America's credit policies, credit decisions and other matters that are fundamental to its day-to-day business of providing financial services).

In addition, the Proposal addresses the FTI Advisers' policies with respect to compliance with laws, a matter which constitutes a complex part of the FTI Advisers' business operations. On numerous occasions, the Staff has permitted the exclusion of shareholder proposals pertaining to compliance with laws or requesting implementation of policies regarding compliance with laws under Rule 14a-8(i)(7). *See State Street; Monsanto Co.* (Nov. 3, 2005) (proposal requesting the registrant to create an ethics oversight committee to monitor the registrant's compliance with its internal code of conduct and applicable laws); *Chrysler Corp.* (Avail. Feb. 18, 1998) (proposal requesting the registrant initiate a review of its code of conduct relating in part to compliance procedures); *Costco Wholesale Corp.* (Avail. Dec. 11, 2003) (proposal requesting the registrant to develop a code of ethics, including measures to comply with the Foreign Corrupt Practices Act).

The Proponent implies that the FTI Advisers are not complying with their fiduciary duties and applicable law in voting shareholder proxies. The Supporting Statement recognizes the legal requirements imposed on the FTI Advisers as fiduciaries, stating that "a thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives." The Company is in complete agreement with this statement – indeed a fiduciary is required by law to act with utmost good faith in the context of the investment management relationship. However, compliance with laws falls squarely within the purview of the ordinary business exception on micromanagement grounds (as well as the exception on day-to-day management grounds, as discussed under (A) above).

Based on the forgoing, therefore, the Proposal may be omitted from the 2014 Proxy Materials under the "ordinary business" rationale of Rule 14a-8(i)(7) because it seeks to micro-manage the FTI Advisers.

C. The Proposal Requires the Preparation and Issuance of a Report on the Foregoing Ordinary Business Matters

The Proposal requires that the Board report the result of its assessment of the FTI Advisers' proxy voting policies to investors by March 2015. The Staff has noted that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See Exchange Act Release 34-20091* (Aug. 16, 1983) ("*1983 Release*"). The same reasons discussed above that allow for the exclusion under Rule 14a-8(i)(7) of the Proposal as relating to the ordinary business of the FTI Advisers should likewise relieve the Board from preparing and issuing a report related to the same ordinary business matters.

V. To the extent that aspects of the Proposal are legally permissible, those aspects of the Proposal have been substantially implemented by the Company and consequently may be excluded under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a registrant to exclude a shareholder proposal if it has been substantially implemented. The Commission has stated that a proposal may be omitted under this Rule if the essential elements of the proposal have been substantially implemented, although they need not be "fully effected" or implemented precisely as presented. *1983 Release*; *See also, Talbots, Inc.* (April 5, 2002) (Staff permitted exclusion of a proposal where company had already adopted labor standards advocated by the proponent). A company is not required to implement a proposal word-for-word in order to be excluded as substantially implemented; rather, the standard is whether a company has particular policies, practices and procedures in place relating to the subject matter of the proposal. *Id.* Moreover, the Staff has permitted exclusion of a proposal where a company has implemented the essential objective of a proposal even in cases where the company's actions do not fully comply with the specific dictates of the proposal. *College Retirement Equities Fund* (May 10, 2013) ("*CREF 2013*") at n. 18.

Apart from the illegal aspect of the Proposal referred to in Section III above, the Proposal would have the Company review, and potentially amend, the FTI Advisers' proxy voting policies to take into account "the fiduciary and economic case for the shareholder resolutions presented." The voting policy that is currently in effect for each Fund already provides that the FTI Advisers will vote "solely in the best interests of the Fund and its shareholders." With respect to ESG issues, although the FTI Advisers may generally defer to management, they may nonetheless vote in favor of those ESG proposals that they believe to have "significant economic benefits or implications for the Fund and its shareholders." Moreover, an FTI Adviser will not support the position of a Portfolio Company's management on an ESG proposal if it would "adversely affect the investment merits of owning that company's shares."

These precepts reflect the fiduciary obligations of the FTI Advisers, described in more detail in Section III above. All Portfolio Company proxies for the Funds, including those relating to ESG issues, are evaluated on this basis. Excluding the illegal portion of the Proposal requesting that the FTI Advisers take into account Company interests in violation of the FTI Advisers' fiduciary duties to their Clients, all of the Proponent's stated concerns are already reflected in the FTI Advisers' current voting policy. By requesting that the FTI Advisers review the fiduciary and economic case for shareholder proposals, the Proponent is in effect requesting that the FTI Advisers continue doing what they are already obligated to do by law and what they already do on a regular basis. That the Proponent is not satisfied with the FTI Advisers' implementation of their proxy voting policies has no bearing on the established fact that the FTI Advisers already consider the ESG factors urged by the Proponent in voting Client proxies. *See CREF 2013.*

Similarly, the Company has adopted the United Nations' Principles for Responsible Investing ("*PRI*") as described in a public statement issued on April 5, 2013, in which it recognizes that ESG issues can affect the performance of investment portfolios. Significantly, the Company committed to follow the Principles "where consistent with our fiduciary responsibilities," as required by law and as permitted by the Principles.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

VI. The Proposal contains false and misleading statements, and may therefore be excluded under Rule 14a-8(i)(3) and Rule 14a-9

The Proposal may be excluded under Rule 14a-8(i)(3) because it contains several false and misleading statements as defined in Rule 14a-9, including (A) the greatly exaggerated number of climate change proposals that the Company has voted against, and (B) the allegation that the Company has violated its fiduciary duties.

A. The Proposal Exaggerates the Number of Climate Change Proposals that the Company Voted Against

The Supporting Statement states:

> In 2012 over 26 resolutions were filed at companies facing a potential, significant business impact from climate change. Many of the resolutions simply asked for more disclosure, noting that thousands of companies globally report on their carbon emissions and steps they are taking to reduce them. Franklin Resources voted against such resolutions, in contrast to investment firms such as DWS, Oppenheimer, and AllianceBernstein who supported the majority of them.

In addition, the transmittal letter states:

> According to a Ceres study from June 2013, last year Franklin Resources voted against all 26 shareholder resolutions at US companies addressing climate change, even though many were simply a request for greater disclosure. Ironically, Franklin Resources invests in hundreds of companies that provide comprehensive reports on greenhouse gas emissions and steps taken to reduce them. These companies understand the business case for being proactive on climate change and are acting accordingly, yet their perspective is not taken into consideration by Franklin Resources.

In the first instance, because the Company does not vote proxies, it in fact has not voted any proxies either for or against climate change proposals. The Proposal (including the Supporting Statement) is therefore false and misleading in suggesting that Company has voted on any shareholder proposals.

In addition, the Company has only been able to identify six such proposals that the FTI Advisers voted against in 2012. We understand that the Ceres study quoted in the transmittal letter consists only of a bar chart, based on research conducted by another organization called Fund Votes, and does not provide any publicly available supporting data.

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(3).

B. The Proposal Alleges that the Company has Violated its Fiduciary Duties

The Supporting Statement states:

> As part of its fiduciary duty, Franklin Resources is responsible for voting proxies of companies in which it holds stock on behalf of clients. However, its proxy voting record seems to ignore Franklin Resources' stated position regarding the impact of key environmental factors on shareholder value. A thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives.
>
> To the best of our knowledge, Franklin Resources uniformly votes against all shareholder resolutions on social, environmental and climate change matters, backing management recommendations even when major proxy advisory services, such as ISS, support such resolutions with a clear, economic rationale.

Again, the Company is not an investment adviser and does not vote client proxies, and therefore does not have a fiduciary duty to do so. The Proponent's assertions are both factually incorrect and designed to damage the Company's reputation.

The statements further imply that the FTI Advisers have not met their fiduciary duty, which in turn implies that the FTI Advisers have violated the Advisers Act. It further implies that the FTI Advisers are not a "thoughtful fiduciary" and have failed to "review the economic rationale for all proxy initiatives." The Proponent's statement that the Company "uniformly votes against all shareholder resolutions on social, environmental and climate change matters" is likewise false, as the FTI Advisers have in the past voted in favor of certain social, environment and climate change matters when they have determined that it is in the best interest of their Clients to do so.

Rule 14a-9 includes as an example of false and misleading statements:

> Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

The Proponent implies without any knowledge or foundation that the FTI Advisers have not met their fiduciary duty, and have therefore violated the Advisers Act, merely because the FTI Advisers have not voted on climate change proposals as the Proponent would have wished. Contrary to the Proponent's allegations, the FTI Advisers do in fact "carefully review the economic rationale" for the Portfolio Companies in connection with the social, environmental and climate change proposals on which they vote.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(3) as containing false and misleading statements in violation of Rule 14a-9.

CONCLUSION

Any Client may direct its FTI Adviser to vote proxies of Portfolio Companies in accordance with any criteria it chooses, including to vote in favor of any or all ESG shareholder proposals. In the absence of specific direction from their Clients, however, the FTI Advisers are required by law to vote the proxies of Portfolio Companies solely in accordance with their good faith assessment of the best interests of their Clients. As a matter of law, they may not take into account the conflicting interests of the Company, the Board, or the Proponent. The Proposal squarely violates this fundamental principle of fiduciary duty on which the Advisers Act is based.

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2014 Proxy Materials. Please do not hesitate to call me at (215) 564-8115 or email me at BLeto@Stradley.com if you require additional information or wish to discuss this submission further. Correspondence regarding this letter should be sent to BLeto@Stradley.com and to the Proponent at Sonia@zevin.com.

Thank you for your attention to this matter.

Sincerely,



Bruce G. Leto

Attachment: Exhibit A

cc: Sonia Kowal, Zevin Asset Management (Sonia@zevin.com)
Craig Tyle, Franklin Resources (Ctyle@frk.com)
Maria Gray, Franklin Resources (Mgray@frk.com)

EXHIBIT A
RELATED CORRESPONDENCE

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC
11 Beacon St, suite 1125
Boston MA 02108

September 5, 2013

Maria Gray
Secretary
Franklin Resources, Inc.,
One Franklin Parkway,
San Mateo, CA 94403-1906

Re: Shareholder Proposal for 2014 Annual Meeting

Dear Ms. Gray:

Enclosed please find our letter filing the proxy voting proposal to be included in the proxy statement of Franklin Resources, Inc. (the "Company") for its 2014 annual meeting of stockholders.

Zevin Asset Management is an investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are concerned about Franklin Resources' proxy voting record on environmental issues, specifically on climate change.

According to a Ceres study from June 2013, last year Franklin Resources voted against all 26 shareholder resolutions at US companies addressing climate change, even though many were simply a request for greater disclosure. Ironically, Franklin Resources invests in hundreds of companies that provide comprehensive reports on greenhouse gas emissions and steps taken to reduce them. These companies understand the business case for being proactive on climate change and are acting accordingly, yet their perspective is not taken into consideration by Franklin Resources.

Franklin Resources has stated publicly that it understands how ESG factors can affect companies financially. On its website, the Company states ESG issues may affect the value of an investment. The Company's 2012 CDP response states "Our investment management teams also incorporate relevant environmental factors into their investment decisions....For example, the Franklin Global Large Cap Team considers environmental, social, and governance (ESG) issues, including the effects of climate change and carbon pricing, to be relevant to longer-term sustainability of a company's business model and, therefore, their returns to stakeholders.... We believe our fundamental bottom-up approach to investing, which takes relevant environmental factors into consideration such as climate change, gives us a competitive advantage by managing risk and opportunities within portfolios and attracting investors."

This language seems very much at odds with the Company's 2012 proxy voting record on climate change. When it comes to proxy voting, it appears that Franklin Resources' practice contradicts its own statements that recognize the importance of ESG factors in contributing to long term business success. The Company's peers such as DWS, Oppenheimer, and Alliance Bernstein supported the vast majority of resolutions filed with companies on climate change risks.

This is especially concerning because Franklin Templeton is a signatory of the UN Principles for Responsible Investment. Principle 3 states "we will seek appropriate disclosure on ESG issues by the entities in which we invest" and includes "support shareholder initiatives and resolutions promoting ESG disclosure".

We believe that Franklin Resources' proxy voting process is deficient and in need of a thorough review. Thus, Zevin Asset Management is filing the enclosed resolution on behalf of our client, Ellen Sarkisian, appealing for a Board initiated review of the process.

Zevin Asset Management holds, on behalf of our clients, over 44,000 shares of the Company's common stock held among different custodians. We are filing on behalf of one of our clients, Ellen Sarkisian (the Proponent), who has continuously held, for at least one year of the date hereof, 600 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc. which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2014 annual meeting of stockholders.

Zevin Asset Management is the lead filer for this proposal. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please forward any correspondence relating to this matter to Zevin Asset Management and not to Ellen Sarkisian. Please confirm receipt of this proposal to me at 617-742-6666 x308 or via email at sonia@zevin.com.

Sincerely,



Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC

Enclosed

CC: Gregory E. Johnson, Chairman of the Board, Chief Executive Officer, President
John M. Lusk, Executive Vice President – Investment Management

Franklin Resources is a respected leader in the financial services industry.

Franklin Resources has stated publicly that it understands how environmental, social, and governance (ESG) factors can affect companies financially. On its website, the Company states ESG issues may affect the value of an investment. And our Company's 2012 CDP response states "Our investment management teams also incorporate relevant environmental factors into their investment decisions....For example, the Franklin Global Large Cap Team considers environmental, social, and governance (ESG) issues, including the effects of climate change and carbon pricing, to be relevant to longer-term sustainability of a company's business model and, therefore, their returns to stakeholders.... We believe our fundamental bottom-up approach to investing, which takes relevant environmental factors into consideration such as climate change, gives us a competitive advantage by managing risk and opportunities within portfolios and attracting investors."

As part of its fiduciary duty, Franklin Resources is responsible for voting proxies of companies in which it holds stock on behalf of clients. However, its proxy voting record seems to ignore Franklin Resources' stated position regarding the impact of key environmental factors on shareholder value. A thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives.

To the best of our knowledge, Franklin Resources uniformly votes against all shareholder resolutions on social, environmental and climate change matters, backing management recommendations even when major proxy advisory services, such as ISS, support such resolutions with a clear, economic rationale.

For example, increasingly investors around the world acknowledge the potential for climate change to affect long-term business success. Pension funds, investment management firms and other investors with over $87 trillion in assets under management support the Carbon Disclosure Project, an initiative calling on companies to disclose their greenhouse gas emissions and reduction plans.

In 2012 over 26 resolutions were filed at companies facing a potential, significant business impact from climate change. Many of the resolutions simply asked for more disclosure, noting that thousands of companies globally report on their carbon emissions and steps they are taking to reduce them. Franklin Resources voted against such resolutions, in contrast to investment firms such as DWS, Oppenheimer, and AllianceBernstein who supported the majority of them.

Ironically, Franklin Resources reports its own greenhouse gas emissions in its CDP response and further describes the company's active role in addressing climate change.

We are disappointed that Franklin Resources' proxy voting record does not reflect the company's own commitment to climate change, as well as other social and environmental factors with the potential to impact long term shareholder value.

Resolved;

Shareholders request the Board to initiate a review of Franklin Resources' Proxy Voting policies and practices, taking into account Franklin Resources' own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented. The review should consider updating Franklin Resources' proxy voting policies. The results of the review, conducted at reasonable cost and excluding proprietary information, should be reported to investors by March 2015.

Zevin Asset Management
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

September 5, 2013

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services custodial proof of ownership statement of Franklin Resources, Inc from Ellen Sarkisian. Zevin Asset Management, LLC is the investment advisor to Ellen Sarkisian and co-filed a share holder resolution on Ellen Sarkisian's behalf.

This letter serves as confirmation that Ellen Sarkisian is the beneficial owner of the above referenced stock.

Sincerely,



Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com



UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

September 5, 2013

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 600 shares of common stock in Franklin Resources, Inc (BEN) owned by Ellen Sarkisian.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of BEN and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that Ellen Sarkisian is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Ellen Sarkisian and is planning to co-file a share holder resolution on Ellen Sarkisian's behalf.

Sincerely,

Kelley A. Bowker

Kelley A. Bowker
Senior Client Services Associate
UBS Financial Services Inc.



FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

September 23, 2013

By Federal Express and Email
Ms. Sonia Kowal
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Re: Shareholder Proposal for 2014 Annual Meeting of Franklin Resources, Inc.

Dear Ms. Kowal:

Thank you for your letter to us dated September 5, 2013, which we received on September 9, 2013. We always appreciate hearing from members of the investment community who are interested in our company and our family of funds.

We acknowledge receipt of your shareholder proposal and the letter from UBS regarding the holdings of BEN shares by Ms. Ellen Sarkisian. We note, however, that we have not received any documentation from Ms. Sarkisian confirming that she has authorized you to submit the shareholder proposal on her behalf. We note that Questions 1 through 4 of Rule 14a-8 under the Securities Exchange Act of 1934 clearly require that any proposal come from a shareholder that meets, among other things, the requirements listed in Question 2. The Rule does not provide for submissions of proposals by non-shareholders, even in a representative capacity. We hope you will appreciate that before we can consider a proposal for inclusion in our proxy materials for the annual shareholder meeting, we need to be sure that the proposal meets all of the legal criteria.

To that end, under the framework set out in Question 6 of Rule 14a-8, you have fourteen (14) days from your receipt of this letter to provide us with documentation from Ms. Sarkisian that she has agreed to be the shareholder proponent of your proposal. We believe that a letter to that effect under her signature would be sufficient.

We may also have additional, more substantive comments on your proposal, which we would provide to you at a later date after we have had an opportunity to review it further. In the meantime, please do not hesitate to contact me directly at (650) 312-3729, the address above or mgray@frk.com if you have any questions.

Sincerely,

Maria Gray
Vice President and Secretary

Ellen Sarkisian

September 23, 2013

To Whom It May Concern:

For the record, I would like to state that I am pleased with the engagement practices of Zevin Asset Management, including proxy voting, company dialogues and the filing of shareholder resolutions on behalf of shares held in my name. It is important to me as a client that this takes place. I authorize Zevin Asset Management to file the resolution at Franklin Resources on proxy voting using my shares.

I intend to hold Franklin Resources' shares in question through the date of the Company's annual stockholders' meeting.

Sincerely,



Ellen Sarkisian